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                          June 12, 2024

       Douglas V. Reynolds
       Chief Executive Officer
       Energy Services of America Corporation
       75 West 3rd Avenue
       Huntington, WV 25701

                                                        Re: Energy Services of
America Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed June 7, 2024
                                                            File No. 333-280025

       Dear Douglas V. Reynolds:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Catherine De Lorenzo at 202-551-3772 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Benjamin M. Azoff, Esq.